FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:   September 30, 2004

Exhibit Index

Exhibit

Description

1

September 30, 2004 Quarterly Report

BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

Schedules A, B and C

ISSUER DETAILS:

NAME OF ISSUER

ACREX VENTURES LTD.

FOR QUARTER ENDED

MARCH 31, 2004

DATE OF REPORT

APRIL 22, 2004

ISSUER ADDRESS

1400 - 570 GRANVILLE STREET,VANCOUVER,

BRITISH COLUMBIA, V6C 3P1

ISSUER TELEPHONE NUMBER

604-675-7640

ISSUER FAX NUMBER

604-687-4212

CONTACT PERSON

MALCOLM POWELL

CONTACT'S POSITION

PRESIDENT

CONTACT TELEPHONE NUMBER

604-675-7640

CONTACT EMAIL ADDRESS

mpowell@acrexventures.com

WEB SITE ADDRESS

www.acrexventures.com

CERTIFICATE

THE SCHEDULES(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“T.J. MALCOLM POWELL”

2004/04/22

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

“CARL R. JONSSON”

2003/04/22

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

FINANCIAL STATEMENTS

ACREX VENTURES LTD.

VANCOUVER, BRITISH COLUMBIA, CANADA

MARCH 31, 2004

1.  NOTICE TO READER

2.  STATEMENT OF EARNINGS AND DEFICIT

3.  BALANCE SHEET

4.  STATEMENT OF CASH FLOWS

5.  NOTES TO FINANCIAL STATEMENTS

BEDFORD CURRY & CO.

CHARTERED ACCOUNTANTS

MICHAEL J. BEDFORD INC.

FERNANDO J. COSTA INC.

NOTICE TO READER

We have compiled the balance sheet of ACREX Ventures Ltd. as at March 31, 2004 and the statement of earnings and deficit and cash flows for the period then ended from information provided by management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, British Columbia, Canada

"BEDFORD CURRY & CO."

April 19, 2004

        CHARTERED ACCOUNTANTS

ACREX Ventures Ltd.

STATEMENT OF EARNINGS AND DEFICIT

Unaudited - See Notice to Reader

Three months ended March 31,

2004

2003

EXPENSES

Management fees

$

34,500

18,000

Advertising

12,895

214

Accounting

11,625

8,600

Office and general

11,602

5,152

Promotion and travel

8,991

4,370

Consulting

6,000

14,180

Legal

5,460

26,219

Rent

3,600

7,131

Filing fees

3,150

9,235

Investor relations

1,854

3,644

Transfer agent fees

1,218

1,100

Property evaluation cost

-

5,266

100,895

103,111

Net loss before other items and income taxes

(100,895)

(103,111)

OTHER ITEMS

Interest income

4,785

7,906

Write-down of marketable securities

(8,250)

-

(3,465)

7,906

Net loss before income taxes

(104,360)

(95,205)

Income taxes

(1,866)

-

NET LOSS

(106,226)

(95,205)

Deficit, beginning of period

(3,372,343)

(2,919,064)

DEFICIT, end of period

$

(3,478,569)

(3,014,269)

LOSS PER SHARE - BASIC / DILUTED

$

(0.01)

(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

13,167,616

8,038,616

ACREX Ventures Ltd.

BALANCE SHEET

Unaudited - See Notice to Reader

March 31,

December 31,

2004

2003

ASSETS

Current

Cash

$

773,053

1,035,013

Marketable securities

21,659

23,250

Other receivables

32,985

52,476

827,697

1,110,739

Mineral properties [Note 3]

887,425

606,984

$

1,715,122

1,717,723

LIABILITIES

Current

Accounts payable and accrued expenses

$

202,608

98,983

SHAREHOLDERS' EQUITY

Share capital [Note 4]

4,879,083

4,879,083

Contributed surplus

112,000

112,000

Deficit

(3,478,569)

(3,372,343)

1,512,514

1,618,740

$

1,715,122

1,717,723

APPROVED ON BEHALF OF THE BOARD:

"T.J. MALCOLM POWELL"

"CARL R. JONSSON"

Director

Director

ACREX Ventures Ltd.

STATEMENT OF CASH FLOWS

Unaudited - See Notice to Reader

Three months ended March 31,

2004

2003

OPERATIONS

Net loss

$

(106,226)

(95,205)

Less item not involving cash:

Write-down of marketable securities

8,250

-

(97,976)

(95,205)

Changes in non-cash working capital balances:

Decrease in other receivables

19,491

15,353

Increase (decrease) in accounts payable and accrued expenses

103,625

63,389

25,140

(16,463)

FINANCING

Deferred share issue costs

-

(7,500)

-

(7,500)

INVESTING

Purchase of marketable securities

(6,659)

-

Exploration expenditures

(280,441)

(79,231)

Decrease in cash

(261,960)

(103,194)

Cash, beginning of period

1,035,013

554,856

CASH, end of period

$

773,053

451,662

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2004

Unaudited - See Notice to Reader

1.  NATURE OF OPERATIONS

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements.  The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, unless otherwise mentioned, and should be read in conjunction with those statements.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

2.  CHANGE IN ACCOUNTING POLICY

The Company has adopted CICA 3063 "Impairment of Long-Lived Assets". This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant, equipment and deferred costs. The standard was applied prospectively effective January 1, 2004 and did not have a material impact on the Company's financial position or results of operations.

3.  MINERAL PROPERTIES

Raglan

Michaud

Ungava

Total

Acquisition costs

Balance, beginning and end of period

$

25,000

4,952

29,952

Exploration costs

Balance, beginning of year

$

577,032

-

577,032

Expenditures for period

Drilling

193,267

-

193,267

Consulting

29,180

-

29,180

Support

34,799

-

34,799

Assays

17,750

-

17,750

Field vehicles

2,750

-

2,750

Core facility

2,200

-

2,200

Surveying and linecutting

495

-

495

  280,441

-

  280,441

$

882,473

4,952

887,425

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2004

Unaudited - See Notice to Reader

3.  MINERAL PROPERTIES (continued)

Michaud gold property, Ontario, Canada - On September 1, 2001, the Company agreed (the "Agreement") with Moneta Porcupine Mines Inc. ("Moneta") to acquire a 60% interest in a mineral property consisting of 76.91 mineral claims in the Michaud Township, Ontario (the "Property").

The Company can earn a 60% interest in the first area by:

(a)

expending a minimum of $500,000 on exploration of the Property by December 31, 2003
                                (completed);

(b)

expending a minimum of $1,000,000 on exploration of the Property by May 15, 2005; and,

(c)

completing a bankable feasibility study on the Property by May 15, 2007. The Company can extend the due date for the feasibility study by up to three years by paying cash (or an equivalent number of shares) to Moneta as follows: $50,000 on or before May 15, 2007; $150,000 on or before May 15, 2008; $250,000 on or before May 15, 2009.

The Company can earn up to a 70% interest in the second area by:

(a)

expending a minimum of $1,000,000 on exploration of the Property by May 15, 2004 or such length of time as may be required for the Company to complete the $1,000,000 in expenditures, to earn a 50% interest; and,

(b)

giving notice to Moneta by December 31, 2004 and expending a minimum of $2,750,000 on exploration of the Property by May 15, 2007 to earn an additional 20% interest.

Raglan Ungava claims, Quebec, Canada - On May 12, 2003 the Company acquired a 100% interest in 150 mineral claims in the Ungava region of Northern Quebec.

On September 26, 2003 the Company received TSX Venture Exchange approval to grant Resolve Ventures Inc. ("Resolve") an option to acquire up to a 70% interest in the claims. The Company issued 100,000 shares as a finder's fee in respect of the transaction.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2004

Unaudited - See Notice to Reader

3.  MINERAL PROPERTIES (continued)

Resolve may earn the interest by making certain cash payments, issuing shares to the Company and expending amounts on the property as follows:

Cash

Share

Property

Due Date

Payment

Issuance

Expenditure

September 26, 2003

$

15,000

75,000

$

-

September 26, 2004

5,000

75,000

-

January 1, 2005

-

-

100,000

September 26, 2005

5,000

100,000

-

January 1, 2006

-

-

250,000

January 1, 2007

-

-

500,000

$

25,000

250,000

$

850,000

During the year ended December 31, 2003 the Company received payment of $15,000 and 75,000 Resolve shares having a market value at March 31, 2004 of $15,000.

4.  SHARE CAPITAL

The Company has authorized share capital of 25,000,000 common voting shares without par value.  The issued share capital is as follows:

2004

2003

Number

Amount

Number

Amount

Balance, beginning of period

13,167,616

$

4,879,083

8,038,616

$

3,876,123

Shares issued for cash and other:

Private placements

-

-

4,994,000

1,101,380

Agent's fee

-

-

135,000

-

Finders fee

-

-

-

25,000

Share issue costs

-

-

-

(123,420)

Balance, end of period

13,167,616

$

4,879,083

13,167,616

$

4,879,083

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2004

Unaudited - See Notice to Reader

4.  SHARE CAPITAL (continued)

Warrants - The Company has stock purchase warrants outstanding as follows:

Outstanding

Outstanding

Exercise

December 31,

March 31,

Price

2003

Issued

(Expired)

2004

Expiry date

$0.40

2,823,167

-

-

2,823,167

May 17, 2004

$0.40

1,151,500

-

-

1,151,500

May 17, 2004

$0.40

789,933

-

-

789,933

May 17, 2004

$0.40

633,333

-

-

633,333

May 30, 2004

$0.27

1,064,000

-

-

1,064,000

October 29, 2004

$0.28

2,431,800

-

-

2,431,800

April 30, 2005

8,893,733

-

-

8,893,733

5.  STOCK OPTION PLAN AND STOCK - BASED COMPENSATION

The changes in stock options for the period ended March 31, 2004 were as follows:

Weighted Average

Options

Exercise Price

Outstanding, beginning and end of period

1,305,000

$

0.29

The following table summarizes the information about stock options outstanding and exercisable at March 31, 2004:

Weighted Average

Exercise Price

Number Outstanding

Remaining

Weighted Average

Per Share

At March 31, 2004

 Contractual life

Exercise Price

$0.30 - 0.28

1,305,000

3.79

years

$

0.29

No options were granted during the period and therefore no stock compensation expense has been recorded.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2004

Unaudited - See Notice to Reader

6.  RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $5,460 from a law firm of which a director is a principal.

The Company incurred management fees of $27,000 and equipment rental charges of $2,517 from a company owned by a director.

The Company incurred management fees of $7,500 from a company owned by a director.

Accounts payable includes $1,308 due to a company owned by a director.

7.  SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada in the provinces of Ontario and Quebec.

8.  COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year's presentation.

ACREX VENTURES LTD.

SCHEDULE B

For the 3 months ended March 31, 2004

1.

Breakdown of expenditures:  For a breakdown of the Company’s General and Administrative expenses see details provided in Statements of Earnings and Deficit in Schedule “A”.

The following is a breakdown of the Company’s exploration costs:

Assays

$   17,750

Consulting

     29,180

Core facility

       2,200

Drilling

   193,267

Field vehicles

       2,750

Surveying and linecutting

Support/miscellaneous

     34,799

Other – misc.

 $ 280,441

2.

Non-arm’s length (related party) expenditures:

See details in Note 6 in Schedule “A”.

3.

For the quarter under review – January 1, 2004 to March 31, 2004.

No securities of the Company were issued during the quarter.

No warrants or options were exercised.

No options or warrants were granted during the period.

4.

As at March 31, 2004

Particulars of authorized capital:

Authorized:

25,000,000 common shares

Issued:

13,167,616 common shares

Options outstanding:

Options are outstanding on 1,305,000 shares.  The options are held by insiders of the Company as follows:

Insider Optionees

Shares ex. @ $0.30

Shares ex. @ $0.28

before June 30/2007

before Nov. 8, 2003

T.J. Malcolm Powell

200,000

340,000

Frank Lang

100,000

  25,000

Gregory Crowe

150,000

  75,000

Arthur Troup

100,000

100,000

Carl Jonsson

  50,000

  25,000

TOTAL:

600,000

565,000

Convertible securities outstanding:

Nil

Warrants outstanding:

(i)

4,764,600 – entitling purchase of 789,933 shares  exercisable until May 17, 2004 at $0.40 per share

(ii)

633,333 – entitling purchase of 633,333 shares exercisable until May 30, 2004 at $0.40 per share.

(iii)

1,064,000 – entitling purchase of 1,064,000 shares exercisable until October 29, 2004 at $0.27 per share.

(iv)

2,431,800 – entitling purchase of 2,431,800 shares exercisable until April 30, 2005 at $0.28 per share

Total number of shares in escrow:

577,537

5.

Directors and Officers

Directors:

T.J. Malcolm Powell

Gregory G. Crowe

Carl R. Jonsson

Arthur Troup

Frank Lang

Officers:

T.J. Malcolm Powell – President

Carl R. Jonsson – Secretary and Chief Financial

Officer

ACREX VENTURES LTD.

SCHEDULE C

MANAGEMENT DISCUSSION

Exploration – Michaud, Ontario property

As previously reported, the Company, by an agreement dated September 1, 2001, amended January 17, 2003, obtained an option to earn interest varying between 50% and 70% in the Michaud property near Timmins, Ontario.  The Company has satisfied all its obligations with respect to work on the Michaud property to date.  To complete the earning of a 50% interest in a portion of the property the Company must spend $1,000,000 on exploration work on the property.  As of March 31, 2004, the Company had spent $882,473.  The Company plans to recommence a drilling programme on the property after Spring break-up – on which it will expend not less than the remaining $117,527 necessary to reach the $1,000,000 target and complete the earning of the 50% interest.

A new NI 43-101 report, dated April 8, 2004, has been prepared for the Company by an independent Qualified Person, Mr. Hank Meixner, P.Geo.  Additional old technical reports received from Barrick in late 2003 included a revised resource calculation on the Southwest Zone incorporating data from the 44 1997 drill holes completed after the original 1996 resource calculation.  Mr. Meixner has reviewed and reported on both resource calculations.  The 1996 Barrick resource was described by Mr. Meixner in his 2001 report as an inferred resource estimate of 2.4 million tonnes average 6.07 g/t gold over a width of 6.4 meters and estimated to contain 468,000 ounces of gold.  The 1997 Barrick recalculation upgraded this inferred resource to 3.2 million tonnes averaging 5.98 g/t gold over an average width of 3.8 meters, estimated to contain approximately 624,500 ounces of gold.  Mr. Meixner’s Reports can be viewed by visiting www.sedar.com.

The Company’s principal business objective will be to continue exploration work on the Michaud property so long as it continues to get encouraging results.

Revised and Restated Report

At the direction of the B.C. Securities Commission the Company has revised and expanded some of the details in Schedules B and C of its September 30, 2003 Quarterly Report.  The revised and restated Schedules will be filed and can be viewed on SEDAR.

Working capital

As of the close of business March 31, 2004  the Company had $625,089  in working capital on hand.  The reduction in the working capital figure  from the December 31, 2003 working capital figure of $1,211,756 is due to the Company’s significant expenditures in the Quarter on exploration work on the optioned Michaud property and general and administrative expenses.

Significant financial statement items

As the Company, in 2003, conducted significant exploration work on the Michaud property, it had higher average monthly exploration expenditures in 2003.

Comparison of budgeted versus actual expenditures

The Company, in its February 20, 2002 prospectus, forecast general and administrative expenses for the following 12 months at $8,000 per month plus the costs of the prospectus offering of $35,000 – a total of $131,000.  However, for the fiscal year ended December 31, 2002 the Company’s general and administrative costs totaled $240,433.  Management found that, notwithstanding its attempts to control costs, they were substantially higher than expected.  One particular item was $58,898 for Investor Relations – an activity that was not anticipated at the date of the Prospectus but which Management subsequently concluded was necessary.  Difficulties in getting the Prospectus finalized also resulted in higher than anticipated legal and accounting costs.

In 2003 the expenses (excluding the deemed costs of options granted) averaged a little in excess of $30,000 per month.  During the Quarter ending March 31, 2004 the average general and administrative costs were slightly  higher at $33,632 per month.  This was as a result of the Company’s higher level of activities in the Quarter.

Public and Shareholders relations

The Company does not presently have any permanent public relations or shareholder relations agreements – and is conducting its own efforts in that regard with use of temporary assistance.  The Company maintains a regularly updated website – www.acrexventures.com.

DATED:

April 22, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS